**Exhibit 3**

This Form ATS-N amendment is an amendment to Part II, Items 1.a, 6.a, 6.b, 7.a, 7.b, 7.c and 7.d, and Part III, Items 3.a, 7.a and 9.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

**Part II, Item 1.a.**

**Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?**

**Yes/No**

**If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).**

Yes

The Broker-Dealer Operator (Liquidnet, Inc., also referred to as LNI) has two business units that can enter or direct the entry of orders into the NMS Stock ATS (the Liquidnet Negotiation ATS, also referred to as the Negotiation ATS):

* Trade Coverage~~Execution Consultants~~ group (for low-touch orders)
* Trading desk (for high-touch orders).

**A.  Trade Coverage~~Execution Consultants~~ group**

Trade Coverage personnel~~Execution Consultants~~ monitor and provide support for low-touch orders from LNI participants. A low-touch order means an order initiated by a participant without any action by an LNI representative. A participant of the Negotiation ATS means any firm that sends orders: (i) directly to the Negotiation ATS; or (ii) to LNI as a parent order, where LNI can transmit a child order to the Negotiation ATS. The participant categories of LNI are Member, customer and liquidity partner. Liquidity partners (LPs) can access the other ATS operated by LNI (the Liquidnet H2O ATS), but they cannot access the Negotiation ATS. Accordingly, LPs are not participants of the Negotiation ATS, and participants of the Negotiation ATS consist of Members and customers. For information regarding LPs, please refer to the Form ATS-N for the Liquidnet H2O ATS (the H2O ATS). The participant categories of Member and customer are described in detail in the response to Item 2.b. of Part III. In the responses in this filing, we use the term participant as the equivalent to the term Subscriber as used in the Form ATS-N questions.

Trade Coverage personnelExecution Consultants are not able to enter new orders into the Negotiation ATS. In real-time, Trade Coverage personnelExecution Consultants can intervene on algo orders if directed to do so by a participant. Examples of intervention would be changing a limit price, strategy, or strategy parameter or cancelling an order. This happens very infrequently.

LNIs MPID is LQNB. The MPID for the Trade CoverageExecution Consultants group is LQNB.

The following are the possible sources of low-touch orders:

*Liquidnet 5 orders.* LNI makes a desktop trading application available to LNI Members. The application is called Liquidnet 5. Users of Liquidnet 5 (referred to as Members) can create algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders. These are parent orders transmitted by the Member to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders that interact with the Negotiation ATS and the other equity ATS operated by LNI, the Liquidnet H2O ATS (the H2O ATS). We refer to these parent orders as Member orders. We refer to the child indications and orders created by LNI and transmitted to the H2O ATS as LPC indications and LPC orders, respectively. The Negotiation ATS and the H2O ATS are referred to collectively as the Liquidnet ATSs. In this document, we refer to algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders as parent orders.

When a Member creates an algo or Liquidnet-only order through Liquidnet 5, the Member order is handled through LNI and can be monitored by Trade Coverage personnelExecution Consultants through athe version of LNIs internal execution management system (EMS) that the Execution Consultants access.

See the response to Item 7.a. of Part III for additional detail regarding LPC orders.

*Desktop trading application with a subset of Liquidnet 5 functionality.* LNI makes available to customers a desktop trading application with a subset of Liquidnet 5 functionality, as described in the response to Item 5.a. of this Part II. Users of this application can create algo, Liquidnet-only, and LN auto-ex orders that interact with the Liquidnet ATSs. These are parent orders transmitted by the participant to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders (specifically, LPC indications and orders) that interact with the Liquidnet ATSs.  We refer to Liquidnet 5 and this trading application collectively as the Liquidnet desktop trading application.

When a customer creates an algo or Liquidnet-only order through this application, the customers order is handled through LNI and can be monitored by Trade Coverage personnel~~Execution Consultants~~ through a~~the~~ version of LNIs internal EMS ~~that the Execution Consultants access~~.

***Orders transmitted by customers outside of the Liquidnet desktop trading application.*** Customers can transmit algo and Liquidnet-only orders to LNI without using the Liquidnet desktop trading application - for example, through a drop-down menu in the customers execution management or order management system (OMS). These are parent orders transmitted by the participant to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders (specifically, LPC indications and orders) that interact with the Liquidnet ATSs. Participants that qualify as customers can use this method of order transmission. These orders are considered low-touch orders because they are initiated without any action by an LNI representative.

Trade Coverage personnel~~Execution Consultants~~ can monitor these orders through a~~the~~ version of LNIs internal EMS ~~that the Execution Consultants access~~.

## B. Trading desk

LNI has an electronic agency trading desk that handles high-touch orders as agent for customers. A high-touch order means that the order is initiated by an LNI trader based on a customers instructions. In handling a high-touch order, an LNI trader can access the Liquidnet ATSs as well as third-party execution venues, subject to the customers instructions. The LNI trader accesses the Liquidnet ATSs and third-party execution venues by creating an order in the EMS used by the LNI electronic agency trading desk.

The LNI trading desk only accesses the Negotiation ATS as agent, except in the limited case of a test trade requested by a participant. LNI requests that participants conduct any test trades that involve LNI as a contra using test symbols. In the rare circumstance where a participant requires testing with a non-test symbol, the LNI trading desk will generate a contra-side order to transmit to the Liquidnet ATSs. ~~This is a rare occurrence (once or twice during the prior calendar year) and the share quantity is 500 shares or less.~~

The MPID for the LNI trading desk is LQNB.

**Part II, Item 6.a.**

**Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?**

**Yes/No**

**If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.**

Yes

LNI does not have any personnel whose sole responsibility is to service the Negotiation ATS. Below is a summary of the shared personnel that provide services to both~~The following roles and responsibilities within Liquidnet service~~ the Negotiation ATS and other business units within LNI or within LNIs parent company (Liquidnet Holdings, Inc.) and have access to confidential information of the Negotiation ATS:

* *Sales Analytics personnel.* Sales Analytics personnel provide data and reports to internal Liquidnet customers, such as Corporate Leadership, Sales and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services, including ATS and non-ATS products and services. These personnel are employees of LNI.
* *Product support and implementation personnel.* These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI.
* *Trade services personnel.* These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI.
* *Enterprise Technology Services personnel.* These personnel maintain the computers, networks, databases and connectivity that comprise the Liquidnet system, including ATS and non-ATS systems. These personnel are employees of Liquidnet Holdings, Inc. (LNH).
* *Software Development and Quality Assurance personnel.* These personnel are responsible for the development, enhancement and maintenance of the software components of the Liquidnet system, including ATS and non-ATS components. Most of these personnel are employees of LNH; some of these personnel are dual employees of LNH and LNI.
* *Product personnel.* These personnel are responsible for the design and enhancement of Liquidnets trading products, including ATS and non-ATS products. These personnel are employees of LNH; some of these personnel are dual employees of LNH and LNI.
* *Business intelligence.* This team develops reports for use by internal groups in monitoring, developing and enhancing Liquidnets products and services, including ATS and non-ATS products and services. These personnel are employees of LNH.
* *Legal, Compliance and SRM personnel.* Liquidnets Legal and Compliance personnel are responsible for working with the business units to establish and enforce Liquidnets legal and compliance policies, including ATS and non-ATS policies. Liquidnets Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security, including ATS and non-ATS policies. Legal personnel are dual employees of LNH and LNI. Some Compliance personnel are employees of LNI, while others are employees of LNH. SRM personnel are employees of LNH.

**\* *Finance personnel.*** Designated members of Liquidnets Finance team have responsibility for accounts payable and receivable operations in connection with the operation of Liquidnets business. These Finance personnel are dual employees of LNH and LNI.
**\* *Trade Coverage personnel*.** These personnel facilitate negotiations and executions involving Members and customers, monitor and provide consultative support concerning Member and customer orders, including orders that interact with the Liquidnet ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.
**\**Performance Analytics personnel*.** Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel are employees of LNI.

For administrative purposes, all LNI employees are on the payroll of LNH. The classification of an employee as an LNH or LNI employee is based on the function that the employee performs. For purposes of the response to this Item 6 and Item 7 below, Liquidnet refers to LNH and LNI.

Employees of the Liquidnet Affiliates perform equivalent functions as those performed by LNI employees except that the employees of the Liquidnet Affiliates perform these services on behalf of the participants in their respective regions.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

**Part II, Item 6.b.**

**Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?**

**Yes/No**

**If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required.  List the applicable Item number here.  If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.**

Yes

Liquidnet has engaged the following service providers that provide services that may be considered material in connection with the operation of the Negotiation ATS:

* *Liquidnet Holdings, Inc.* Parent company of LNI. Develops and maintains the system and licenses the system to LNI.
* *Equinix.* Data center provider for the system.
* *Oracle.* Database software used in connection with the operation of the Negotiation ATS.
* *Appia.* FIX engine.
* *InfoReach.* The EMS used by the LNI trading desk and Trade Coverage personnel~~Liquidnet Execution Consultants~~.
* *Goldman, Sachs & Co.* Liquidnets clearing broker for US equities.
* *MaxxVault.* Repository for participant and other Liquidnet documentation.
* *Iron Mountain.* Back-up tape storage.
* *Access Fin Tech.* Software for managing credit exposure.
* *Salesforce.* CRM (Customer Relationship Management) vendor. See the response to Item 7.d. of this Part II for additional detail.
* *Schellman.* Conducts annual SSAE18 and ISO 27001 audits of Liquidnet.
* *SecureWorks.* Performs an annual network security assessment of Liquidnets systems.

**Part II, Item 7.a.**

**Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:**

> **i.   written standards controlling employees of the ATS that trade for employees' accounts; and**
> **ii.  written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.**

**A.  General**

Confidential trading information of participants of the Negotiation ATS may consist of:

* The identity of participants
* Orders (including match status) transmitted to the Negotiation ATS by or on behalf of a participant
* Trades executed in the Negotiation ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants

\* External disclosure of order and trading information
\* Controls and procedures relating to access to and use and disclosure of trading information.

## A.  Identity of participants

LNI maintains the anonymity of all Members and customers.

## B.  Order and trading information

### *Liquidnet community trade advertising*

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date).

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections.

### *External trade advertising*

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and customers, regardless of whether the parties to the trade have opted out of in to external or community trade advertising.

### *Brokers and Liquidnet Capital Markets customers*

By default, brokers that participate as customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exception:

\* Transition managers can make elections through Liquidnet Transparency Controls

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising ~~and instead opt-in to end-of-day external advertising or opt-out of external advertising~~. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

*Additional detail on trade advertising*

~~Trade advertising is restricted if the Transparency Controls setting of either or both parties to the trade would restrict that advertising. For both Liquidnet community and external advertising, an advertising time threshold permits advertising any time at or after that threshold. For example, electing end-of-day advertising permits advertising end-of-day and T+1 and after. Community advertising for a trade consists of the symbol, quantity, date and price for the trade. External advertising of a trade through Bloomberg consist of the symbol, quantity and date for the trade, but not the price.~~

~~A participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising. For example, if a participant is opted-in to end-of-day external advertising, a participant can only elect intra-day or end-of-day Liquidnet community advertising.~~

Upon request by a Member or customer, Liquidnet, in its sole discretion, can exclude the Members or customers trades from all Liquidnet trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. This exclusion does not apply to any trade advertising that is required by the rules of a governmental or regulatory organization.

*Reporting symbol-specific <u>order and</u> execution data to Members, customers, and prospects to attract block liquidity*

Liquidnet sales and trading personnel can disclose symbol-specific execution data to Members, customers and prospective Members and customers if either of the following applies:

\* External trade advertising is permitted for the trade based on the rules set forth above; or
\* After T+20.

Disclosing symbol-specific execution data to existing Members and customers is permitted based on the rules for community trade advertising set forth above.

After T+20, sales and trading personnel can also disclose symbol-specific order information to Members, customers and prospective Members and customers. For example, sales and trading personnel may share algo order information to demonstrate the performance characteristics of Liquidnets algo strategies.

The purpose for this activity includes supporting existing participants, attracting additional liquidity from existing participants, and attracting additional participants to join the system and add to our liquidity pool.

*Changes to Transparency Controls*

Liquidnet implemented changes to Transparency Controls on April 6, 2020.

The following is a description of how the April 6, 2020 changes to Liquidnet Transparency Controls relating to data usage impacted Members and customers that had made elections through Liquidnet Transparency Controls prior to that date:

* For Liquidnet community advertising, existing Members and customers were defaulted to the shorter time delay of their then existing Transparency Controls settings for Liquidnet Desktop and Account Servicing Personnel Advertising, except that a participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising.

*Existing Member and customers were defaulted to intra-day external advertising if they were prior to that date opted-in to end-of-day Bloomberg advertising and were defaulted to off for external advertising if they were prior to the date opted-out from end-of-day Bloomberg advertising.

### *Disclosure to 3rd-party vendors*

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

### *Disclosure of aggregated data*

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol-specific. Aggregated data may beis broken out by one or more of the following categories, including but not limited to: sector; index; and market cap category (micro, small, mid and large).

### *Reports to participants relating to their own trading activity*

LNI provides certain reports to participants relating to their own trading activity. For example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of these two reports is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

## C. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the Negotiation ATS. This response provides a summary of these procedures.

### Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

### Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

*Employee trading policies and review*

Liquidnet requires all employees to report their brokerage accounts to the Compliance Department. Liquidnet prohibits employees from trading individual equities, subject to certain exceptions (for example, trading in an account managed by a third-party; sale of stock acquired prior to employment by Liquidnet; and Direct Stock Purchase Plans). Liquidnet prohibits participation in initial public offerings as well as trading of individual stock options and other individual stock derivatives. Liquidnet permits trading in ETFs but requires a minimum holding period. Liquidnets Compliance Department uses a third-party software product to assist in monitoring for employee compliance with Liquidnets policies related to employee trading. Liquidnet requires employees to provide confirmations and statements for their equity and ETF trading accounts. For confirmations and statements received electronically through the third-party software product, the third-party software product validates compliance with Liquidnets trading policies; for confirmations and statements received by mail, Liquidnets Compliance Department personnel monitor for compliance with Liquidnets trading policies. Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.

*E-mail, IM and correspondence review*

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

*Supervisory process*

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

*Trading Rules and Order Handling Q&A*

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

*Security and risk management department*

Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.

*Pre-employment screening*

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

*Training and security awareness*

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

*System access controls*

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

### Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

### Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

### Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third-party consultant to perform annual external network security assessments.

### Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

**Part II, Item 7.b.**

**Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?**

**Yes/No**

**If yes, explain how and under what conditions.**

Yes

Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

* *Liquidnet community advertising.* Liquidnet community advertising refers to any trade advertising that is limited to Liquidnet Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades ~~and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date)~~.

* *External trade advertising.* External trade advertising refers to any trade advertising that is not limited to Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising ~~and instead opt-in to end-of-day external advertising or opt-out of external advertising~~. After T+20, LNI can disclose executed trades to current and prospective Members and customers, regardless of whether the parties to the trade have opted out of ~~in to~~ community or external advertising.

* *Trading Desk~~Execution Consultant~~ and Business Development personnel access to execution data.* By default, Trading Desk~~Execution Consultants~~ and Business Development personnel can view all executions by the participants that they cover, regardless of the order type. A Member or customer can elect through Liquidnet Transparency Controls to restrict Trading Desk~~Execution Consultants~~ and Business Development personnel to only view the Members or customers algo executions (including surge capture and residuals).

* *Targeted invitations.* A Qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation. See the response to Item 15 of Part III for additional detail.

The only participants that can make elections through Liquidnet Transparency Controls are Members and customers. Brokers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exception:

* Transition managers can make elections through Liquidnet Transparency Controls

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising ~~and instead opt-in to end-of-day external advertising or opt-out of external advertising~~Liquidnt. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Participants cannot opt-out from Liquidnet community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or customer.

Regardless of any opt-in, LNI does not identify the participant in any of the communications described above.

Upon request by a Member or customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or customers order and execution data.

**Part II, Item 7.c.**

**If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?**

**Yes/No**

**If yes, explain how and under what conditions.**

Yes.

A participant can update any existing default or election in Liquidnet Transparency Controls by updating the Liquidnet Transparency Controls website or by instructing its sales or trading coverage to implement the requested change.

Upon request by a Member or customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or customers order and execution data.

**Part II, Item 7.d.**

**Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.**

The following is a summary of the roles and responsibilities in Liquidnet that have access to trading information, the trading information that is accessible by the

employees in these roles and the basis for the access. These employees can be located in the US or other Liquidnet regions, as Members and customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and customers. Some of these roles/functions may be combined in certain Liquidnet regions, as described below.

### A. Trade Coverage personnel ~~(ATS sales coverage)~~

***Roles and responsibilities***

~~ATS Sales~~ Trade C~~c~~overage personnel ~~(also referred to as Trade Coverage personnel)~~ sit on the Sales desk. Their role is to facilitate negotiations and executions involving Members and customers, monitor Member and customer orders that interact with the Liquidnet ATSs and/or external venues (including algorithmic orders), and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a customer; troubleshooting can include modifying the parameters of the order. Trade ~~c~~Coverage personnel can communicate real-time or historical Liquidnet trade execution data to Members and customers, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or readily-available execution data to Members and customers; for example, to notify Members and customers of the closing volume in a stock in the overall market for one or more prior days. Readily-available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade coverage personnel can also provide various transaction cost analysis (TCA) reports and/or~~to Members. Trade Coverage personnel can also provide~~ trading analytics to Members and customers. This includes providing a description of the analytics and distributing reports provided by other Liquidnet personnel. ~~, but symbol-specific analytics may not be provided during regular market hours. Readily-available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade Coverage personnel cannot execute Member or customer orders.~~ Trade Coverage personnel provide services for the ATS and non-ATS portions of LNIs business.

***Access to data~~Internal support tools~~***

Through various internal support tools, Trade Coverage personnel can view: Members and customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; Liquidnet algo (including both low touch and  high touch orders), Liquidnet-only, LN

auto-ex, automated negotiation and ~~manual~~ targeted invitation orders created by Members and customers; activity relating to specific Liquidnet products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, customer and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view ~~the following~~ information relating to the traders who access the Negotiation ATS, including, but not limited to: whether or not the trader is logged in; the traders current number of indications in the system and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the traders historical executed ADV through the system.

Indications means the non-binding expressions of trading interest that a Member transmits to Liquidnet from the Members OMS. Indications are non-binding because a further affirmative action is required by the trader before an execution can occur. See the responses to Items 11.a. and 11.c. of Part III for additional detail.

Upon request by a Member or customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or customers order and execution data.

### *Member and trader performance and activity through Liquidnet*

Trade Coverage personnel have access to reports on Member and trader performance and activity through the system, including positive action rates (PAR) and realization rates of individual Members and traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

These reports can be product-specific. Examples of product-specific information would be the number of proposed orders submitted by a trader or Member to the algo ranking model, the number of targeted invitations sent or received by a Member or trader, the number and size of executions resulting from targeted invitations sent or received by a Member or trader, and response rates on targeted invitations sent or received by a Member.

***Transition of personnel from Trade Coverage to*** ~~***Execution Consultant or***~~ ***Business Development role***

For a limited time period Trade Coverage personnel transitioning to a~~n Execution Consultant or~~ Business Development role can perform both functions on the same day but at different times of the day.

***Sales supervisory personnel***

Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.

~~**B.   Execution and quantitative services personnel**~~

~~Liquidnets Execution and Quantitative Services group (EQS) includes the following groups and functions:~~

~~* Trading Desk (high-touch coverage)~~
~~* Execution Consultants (algo coverage)~~
~~* Business Development~~
~~* Performance Analytics~~
~~* Liquidity Partnerships~~
~~* Algo Design and Research~~
~~* Best Execution analysis personnel~~
~~* Head of Trading Alpha.~~

~~Access to data by personnel performing each function is described below. Some of these functions may be combined in certain Liquidnet regions, as described below. In particular, in the APAC, EMEA and Canada regions, the same personnel can perform the Trading Desk and Execution Consultant functions. In the US, Execution Consultants can perform the Trading Desk function on a back-up basis. Execution and Quantitative Services personnel provide services for the non-ATS portion of LNIs business, and the same personnel can perform the Execution Consultant and Liquidity Partnership (see the Form ATS-N filing for the H2O ATS) functions. APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.~~

~~C.~~**B.**      **Trading Desk personnel**

*Roles and responsibilities*

Trading Desk personnel sit on the trading desk in the applicable region. They can trade orders sent to the desk by a customer in accordance with the customers instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch customer orders.
* Trading Desk personnel also can view and monitor low-touch Member and customer algo orders and provide consultative support to Members and customers in connection with these orders.

Trade Coverage personnel can perform the Trading desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

*Access to data*

Through internal support tools, Trading Desk personnel can view execution information of Members and customers relating to their trading desk and algo orders. Trading Desk personnel can see whether trading desk orders and algo orders were crossed by Liquidnet in one of its ATSs or executed on an external venue. Trading Desk personnel can view whether an execution resulted from a targeted invitation.

Trading Desk personnel cannot view matching indications.

*Trading Desk supervisory personnel*

Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.

D. Execution Consultants

*Roles and responsibilities*

Liquidnets Execution Consultants are responsible for providing execution consulting services to Members and customers with a focus on Liquidnets algorithmic offering. This team also is responsible for providing various TCA (transaction cost analysis) reports for Members and customers. The Execution Consultants also monitor the performance of Liquidnets algos and recommend modifications, where appropriate, to improve algo performance. In real-time, Execution Consultants also can troubleshoot an algo order that is not performing properly, where instructed by a customer; troubleshooting can include modifying the parameters of the algo order. Execution Consultants can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Execution Consultants can provide trading analytics to customers. This includes providing a description of the analytics that the Execution Consultant is providing and distributing reports provided by other Liquidnet personnel. Execution Consultants provide services for the non-ATS portion of LNIs business.

*Access to data*

Through Liquidnets EMS, Execution Consultants can monitor all low-touch participant algo orders and high-touch trading desk orders and provide consultative support to participants in connection with these orders.

Liquidnets Execution Consultants have access to one or more internal Liquidnet tools to conduct transaction cost analysis for the overall community and on behalf of individual participants. Execution consultants access such tools in connection with: evaluating and communicating the performance of the various Liquidnet algo types on an aggregated basis; and the generation of TCA reports for individual participants. These tools include all participant trade information on a real-time and historical basis, including target quantity with respect to parent orders and negotiation quantity (i.e., the quantity submitted during a negotiation) with respect to negotiated orders. Members and customers that do not want Liquidnet personnel to access their order information for the purpose of generating Member and customer-specific TCA reports on their behalf can notify their Liquidnet coverage team.

Through other internal support tools, Execution Consultants can view all execution information of Members and customers and can view whether an execution resulted from a targeted invitation. Execution Consultants can also view all targeted invitations sent from algo orders and LN auto-ex orders of participants in all primary regions that they cover, including any recipient who received a targeted invitation based on the recipients historical orders or executions. This visibility is subject to the senders and recipients Transparency Controls settings relating to Execution Consultant access to order and execution data, as applicable. Execution Consultants cannot view senders or recipients of manual targeted invitations or any recipient of an automated targeted invitation who received that targeted invitation based solely on the recipients historical indications.

Through an internal support tool known as Touchpoint, Execution Consultants have access to all order and execution information of participants, regardless of order type, except that Execution Consultants cannot view manual negotiation, automated negotiation and manual targeted invitation orders. Through Touchpoint, Execution Consultants can run the algo ranking model for any low-touch algo order of a participant. A Member or customer can elect through Liquidnet Transparency Controls to restrict Execution Consultants to only view the Members or customers algo orders and executions (including surge capture and residuals).

## E.C.    Business Development

*Roles and responsibilities*

Business Development personnel (also referred to as relationship managers) are responsible for selling the different Liquidnet products, including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

*Access to data*

Business Development personnel have access to historical order and execution datathe same or equivalent data as Execution Consultant personnel for all Members and customers in the primary regions that they cover (including data for any other regions in which those Members and customers are trading)., except that Business Development personnel do not have access to the Liquidnet EMS. A Member or customer can elect through Transparency Controls to restrict Business Development personnel to only view the Members or customers algo orders and executions (including surge capture and residuals).

## F.D.    Performance Analytics personnel

*Roles and responsibilities*

Liquidnets Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Performance Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

Performance Analytics personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

Liquidnets Performance Analytics personnel have access to the same transaction cost analysis tools as described above for Trade Coverage personnelExecution Consultants.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and customers and all Member and customer algo order and execution information. Performance Analytics personnel also have access to all LNI order and execution information for model development and research.

*Broken match data*

Through a Liquidnet reporting tool, Performance Analytics personnel have access to data relating to broken matches. The purpose of this access is to enable Performance Analytics personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and customers. Performance Analytics personnel can access all data relating to broken matches for this purpose, including:

* Begin match time
* End match time
* Symbol
* Information regarding the Members indication, including limit price, available quantity and quantity executed, at the begin and end match times
* Information regarding the contras indication or order, as applicable, including limit price, available quantity, order quantity. and quantity executed, at the begin and end match times.

A Members consent is required before Performance Analytics personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.

Performance Analytics personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.

*Targeted invitation analysis*

In connection with providing analysis for surveillance monitoring of targeted invitations, Performance Analytics personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members~~, including, symbol, create time, end time, side and quantity~~.

### ~~G.~~E.    Algo Design and Research personnel

*Roles and responsibilities*

Liquidnets Algo Design and Research personnel are responsible for the design, research and specification of LNIs algorithms, as well as related models and analytic signals used by LNIs algos. This team has responsibility for the design, research and specification of algorithms that provide best execution for Members and customers in accordance with Member and customer requirements and LNIs regulatory obligations. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk~~EQS~~ personnel also may escalate to the Algo Design and Research team Member and customer queries relating to trading decisions made by LNIs algos. Algo Design and Research personnel provide services for the non-ATS portion of LNIs business.

*Access to data*

To facilitate these objectives, Liquidnets Algo Design and Research personnel have access to algo order and execution information on a real-time and historical basis~~, including for algo orders created by Members through the desktop application, algo orders transmitted by customers from their EMS, and algo orders created by the Trading Desk. Algo order information includes executions, the target quantity of the algo order and the transmission of shares on a firm or conditional basis either to a Liquidnet ATS or an external venue. Liquidnets Algo Design and Research personnel access this information through the LNI EMS, system logs and other internal real-time and historical reporting tools, including Liquidnets internal TCA tool (limited to algo order information)~~. LNIs Algo Design and Research personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

### ~~H.~~F.    Best execution analysis personnel

*Roles and responsibilities*

One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.

*Access to data*

When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated data for review by the Committee. This employee is a~~n~~ Trade Coverage~~Execution Consultant~~ and Liquidity Partnership employee (see the Form ATS-N filing for the H2O ATS) and can act as a Trading Desk employee on a back-up basis.

## ~~I.~~G.      Commission Management Services personnel

*Roles and responsibilities*

Liquidnets Commission Management Services personnel provide~~are part of Liquidnets EQS and Member Services groups. Liquidnets~~ commission management services includ~~ing~~e commission aggregation, commission analyzer and broker vote services. Commission Management personnel provide services for the non-ATS portion of LNIs business.

*Access to data*

Liquidnets Commission Management Services personnel have access to all LNI trade and allocation information.

## ~~J.  Head of Trading Alpha~~

*~~Roles and responsibilities~~*

~~The Head of Trading Alpha is responsible for the provision of analytics products and services to Liquidnets participants. In this capacity, the Head of Trading Alpha: oversees the Performance Analytics function; communicates to customers on using analytics in their algo and other trading strategies; trains Liquidnet personnel on communicating to customers relating to analytics; and generates analyses and commentary to Liquidnet participants relating to Liquidnet and third-party trading analytics.~~

*~~Access to data~~*

~~The Head of Trading Alpha has access to intraday orders, executions and targeted invitations (including participant identities), Helm, Liquidnet trading analytics, Data that is not symbol specific (as described below) and reports prepared by Performance Analytics, Business Intelligence and Trading Analytics personnel.~~

## ~~K.~~H.      Sales Analytics group personnel

*Roles and responsibilities*

The Sales Analytics team provides data and reports to internal Liquidnet customers, such as Corporate Leadership, Sales and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. In addition, Sales Analytics personnel provide Members and customers with analysis and reporting that offers Members and customers insight into how they are using Liquidnets products and services. ~~The Sales Analytics team is part of Liquidnets Sales group.~~ Sales Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

Sales Analytics personnel have access to indication, order and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Sales Analytics group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data. Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.

## ~~L.~~I.       Product Support and Implementation personnel

*Roles and responsibilities*

Product Support and Implementation personnel are part of Liquidnets Member Services group. Product Support and Implementation personnel assist with implementation of participants, maintain up-time of the system, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the system. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

Liquidnets Product Support personnel have access to indication, order and trade information in the database and through the various Liquidnet support tools to assist in addressing technical and functional issues affecting Members and customers. Product Support and Implementation personnel also have access to logs from each Members Liquidnet desktop trading application and OMS interface with Liquidnet to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the system, and suggesting technical improvement to a Members interface.

### M.J.    Trade Services personnel

*Roles and responsibilities*

Trade Services is part of Liquidnets Member Services group. Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

Trade Services personnel have access to Member and customer execution, account, allocation and settlement information and the full quantity of any executed order.

### N.K.    LCM personnel

*Roles and responsibilities*

Liquidnet Capital Markets (LCM) personnel work on public issuer transactions for equities. The LCM team works with issuers, individual and corporate control persons, private equity firms and venture capital firms to attract secondary offering, corporate repurchase, and control-person transactions for the benefit of LNIs Members and customers. LCM customers do not have access to Liquidnet 5; all listed shares transactions are facilitated through the LNI trading desk. LCM personnel provide services for the non-ATS portion of LNIs business.

*General*

LCM personnel do not have access to any Member or customer indication, negotiation, match or order information. LCM personnel can access Liquidnet execution information after T+20 and provide this information to LCM customers. The parties to the trade are not identified to LCM personnel.

### O.L.    Enterprise Technology Services personnel

*Roles and responsibilities*

Liquidnets Enterprise Technology Services (ETS) group maintains the computers, networks, databases and connectivity that comprise the Liquidnet system. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

A subset of the ETS group (Production Support and Database Administration) has access to indication, order, execution and other trading information to troubleshoot production and system issues, when directed by the Product Support group. These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain activities.

### ~~P.~~M.     Software Development and Quality Assurance personnel

*Roles and responsibilities*

Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the Liquidnet system. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

These personnel have access to indication, order, execution and other trading information on a real-time basis in connection with the performance of their duties.

### ~~Q.~~N.     Product personnel

*Roles and responsibilities*

Liquidnets Product group is responsible for the design and enhancement of Liquidnets trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

Liquidnets Product personnel have access to indication, order, execution and other trading information for the products that they work on (for example, the Liquidnet desktop trading application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance Liquidnets products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of Liquidnets Product group have access to reports on Member and trader performance and activity through Liquidnet, as described above in the Sales coverage section. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated Members of Liquidnets Product group have access to the EMS used by the LNI trading desk and Trade Coverage personnelExecution Consultants. This access is to assist LNI in responding to inquiries from Members and customers relating to system functionality in connection with day-to-day trading activity by Members and customers. Designated members of the Product group with responsibility for internal support tools have access to the same data as Member Services personnel.

### R.O.    Business Intelligence

*Roles and responsibilities*

The Business Intelligence (BI) team develops reports for use by internal groups, including Sales Analytics, Corporate Leadership, Sales, and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. BI personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

BI personnel have access to indication, order, execution and other trading information in the Liquidnet database that includes all order and other trading information. Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data.

### S.  Head of Data Science

*Roles and responsibilities*

Liquidnets Head of Data Science is responsible for designing the analytics in Liquidnets analytics products. The Heads of Algo Design and Research and Business Intelligence report to the Head of Data Science.

*Access to data*

The Head of Data Science has access to symbol-specific orders, executions and targeted invitations on a T+1 basis, but he does not have access to participant identities associated with this data. He also has access to the information described below under Data that is not symbol-specific.

### T.P.    Legal, Compliance and SRM personnel

*Roles and responsibilities*

Liquidnets Legal and Compliance personnel are responsible for working with the business units to establish and enforce Liquidnets legal and compliance policies. Compliance includes the Liquidity Watch monitoring and surveillance function. Liquidnets Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security. Legal, Compliance and SRM personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

Liquidnets Liquidity Watch personnel have access to indication, order, execution and other trading information as well as commission aggregation information as part of their ongoing surveillance activity. Liquidnets Legal, Compliance and SRM personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

## ~~U.~~Q.      Finance personnel

*Roles and responsibilities*

Designated members of Liquidnets Finance team have responsibility for accounts payable and receivable operations in connection with the operation of Liquidnets business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

*Access to data*

As part of these responsibilities, these designated members of the Finance Department have access to trading information after the end of the trading day.

## ~~V.~~R.      Trading Analytics personnel

*Roles and responsibilities*

Trading analytics personnel (also referred to as analytics personnel) are involved in the development, sale and support of Liquidnets analytics products and services, including analytics provided through the Liquidnet desktop application, analytics provided through other software products developed by Liquidnet affiliates (including Best Ex Analysis), and analytics provided by Liquidnet personnel through reports and individual or group communications, as described in the next sub-section. Trading Analytics personnel may be associated with LNI or an affiliate. Trading Analytics personnel provide support for the non-ATS portion of LNIs business.

*Trading analytics*

Liquidnet makes available to Members and customers analytics provided by one or more Liquidnet affiliates, including Liquidnet Technologies Europe Limited (LTEL). Liquidnet can make these analytics available through the Liquidnet desktop application, a Members or customers EMS and/or via API. Sales and trading personnel of Liquidnet can send analytics to Members and customers together with a description of the analytics being provided. Certain Liquidnet personnel can generate reports based on these analytics and third-party data and analytics and send these reports to Members and customers directly or through Liquidnet sales and trading personnel.

These analytics can include the following categories of data for a stock:

* performance
* spread
* trading volume
* volatility
* trading activity by control persons
* short interest
* posted liquidity.

The analytics described in this section are based on market-wide trading activity. Liquidnet sales and trading coverage personnel have access to these analytics. When providing analytics for a list of stocks or all of a participants indications through the Liquidnet desktop application, the analytics may identify outliers (for example, a stock with a recent significant price movement). Members and customers can maintain and receive analytics for one or more watchlists of stocks. With prior consent, Liquidnet sales and trading coverage personnel ~~(including Trade Coverage, Business Development, and Execution Consultant personnel)~~ may also have access to a participants watchlists for purposes of providing consultative support.

Liquidnet, in its sole discretion, determines whether to make any trading analytics available to a Member or customer and, if so, under what conditions. These conditions may include Liquidnet charging a fee for the service.

*Access to data*

Analytics personnel have access to information relating to trader usage of the Best Ex Analysis product and the analytics features of the Liquidnet desktop trading application, including analytics provided to traders relating to individual stocks. Best Ex Analysis provides analytics to traders to assist with best execution analysis. Liquidnet may also provide notifications to a trader relating to a traders activity through the system or information that a trader could otherwise see or have seen through the Liquidnet desktop trading application. The analytics provided by Liquidnet are based on overall market activity and not based on Liquidnet-specific activity. The sending of analytics or a notification to a trader can be based on the indications provided by the traders firm to Liquidnet or the traders activity through Liquidnet.

In addition, product personnel can engage analytics personnel to assist in conducting an analysis of trader usage data for other products. When performing this function, analytics personnel are provided access to trader usage data but without identifying trader or participant names. Analytics personnel access this data through Liquidnet systems.

For purposes of analyzing various factors relating to block executions, targeted invitations and other trading system activity, Liquidnet can provide analytics personnel with information relating to orders (including algo and non-algo orders), executions, targeted invitations and associated events, and other relevant trading system activity for analysis by Liquidnets analytics software, including software provided by LTEL and/or other affiliates. ~~The Head of Data Science and~~ LTEL quantitative analysts have access to this information solely for purposes of facilitating this analysis. This data is provided on a T+1 basis, and participant identities are masked.

### *Qtech*

Liquidnet outsources development and support work ~~relating to Liquidnets analytics products (including Best Ex Analysis and other analytics provided through the Liquidnet desktop application or other means)~~ to Qtech (UK) Limited, a UK-formed technology consulting firm, and its affiliate, Qtech Analytics Private Limited, a company organized in India (Qtech India). Qtech personnel work in London and in India. Qtech employees work in a data center in India that includes employees of MSBC Group (Qtech Indias parent company) and employees of other companies owned by MSBC. Qtech employees can access information relating to Liquidnets and affiliates ~~analytics~~ products and participant usage of such products in connection with their development and support roles. Qtech support personnel can access indication information for all indications of Members that are enabled for trading analytics through the Liquidnet desktop application. This support function may include Qtech personnel assisting with the creation of a watchlist of specific securities at a Members request based on the Members prior indications. This data is recorded on specific servers to which Qtech personnel have access; these servers are located in Liquidnet data centers in the US and Europe. These servers also record indication information of a participant during any period of time when a participant has the blotter window open in the desktop application, even if the participant is not enabled for trading analytics through the Liquidnet desktop application. The data above includes Member and user names. With prior authorization, Qtech personnel may also access historical trading information, including indication data, to assist Liquidnets Software Development and

Business Intelligence teams with other development projects on an as-needed basis. Qtech personnel may provide development and support services for other companies owned by MSBC Group and their clients.

### ~~W.~~S.     Management personnel access to aggregated liquidity information

To assist Liquidnets Corporate Leadership and Sales management personnel in evaluating Liquidnets business performance, these personnel have access on a next-day basis to reports that include aggregated quantity of Member liquidity, broken out between buy and sell liquidity. This data is aggregated, and is not broken out by Member. ~~The~~Examples of these aggregated categories may include~~are as follows~~: country; sector; symbol; index and market cap (e.g., large, mid, small and micro). Liquidity information is based on the order quantity from a Members OMS or other indication quantity communicated by a Member to Liquidnet. Management personnel provide services for the ATS and non-ATS portions of LNIs business.

### ~~X.~~T.     Aggregated data

In addition to the above, Liquidnet can provide trading data to employees where the data is not symbol-specific and is broken out by category, including but not limited to~~.~~ ~~In particular, Liquidnet can provide trading data to any employees broken out by the following categories and similar aggregated categories~~: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

### ~~Y.~~U.     ~~Salesforce~~ CRM system

Liquidnet personnel, other than LCM personnel, have access to the primary version of Liquidnets ~~Salesforce~~ CRM (customer relationship management) system. Liquidnets CRM system contains standard CRM information relating to participants, including participant contact information, participant actual and target revenue information, participant trading volume information (not symbol-specific), the status of support incidents, and reports on participant meetings and calls. ~~Through Salesforce, Liquidnet personnel can receive alerts relating to participant PAR, realization rate and similar performance metrics; these metrics are not symbol-specific. The CRM system does not contain symbol-specific information, but users can enter specific symbols into the CRM in connection with the resolution of trade errors and other trading incidents. LCM personnel have access to a separate instance of Salesforce specifically created for the LCM team containing standard CRM information relating only to LCM customers, including contact information, the status of support incidents, and reports on LCM customer meetings and calls.~~

### ~~Z.~~V.     Internal support tools~~Helm~~

32

Through ~~Helm, an~~ internal Liquidnet support tools, Liquidnet sales and trading personnel have access to Member and customer configuration settings in order to respond to Member and customer requests. Examples of ~~T~~these types of settings include Member and customer names, user names (including trader names), Transparency Controls settings and whether a Member or customer is enabled for specific Liquidnet products such as trading analytics, targeted invitations, or Liquidnet algos. Personnel can view Member and customer settings for all regions and users. ~~Helm~~These internal tools do~~es~~ not contain trading data.

### ~~AA.~~W. Internal dashboards

Through various internal dashboards, Liquidnet personnel and their supervisors have access to the following:

* Data that they are otherwise authorized to view based on their function, as expressly described in the specific section above relating to their specific function.
* Data that is not symbol-specific relating to revenue, volume and product usage. This data can be broken out by Member or customer and individual trader. This data can include data described below that is not symbol specific.

### ~~BB.~~X. Data that is not symbol-specific

Liquidnet personnel in the following departments have access to data relating to customer and trader activity through Liquidnet that is not symbol specific (non-symbol data): Business Development; Business Intelligence; Commission Management; Compliance; Corporate Leadership; ETS; ~~Execution and Quantitative Services (including~~ Algo Design and Research; ~~Execution Consultants,~~ Performance Analytics ~~and the Head of Trading Alpha)~~; Finance; ~~Head of Data Science;~~ Product; Product Support; Sales Analytics; Technology; Trade Coverage; Trade Services and Trading Analytics.

Non-symbol data provides information on individual Member and trader usage of Liquidnets trading and analytics products, including the frequency of specific actions taken by a Member or trader through the system. The following are examples of these actions: accessing the blotter screen; right-clicking on a symbol in the blotter screen; accessing the analytics monitor; receiving a match popup; right-clicking on a match tile; right-clicking on an analytics monitor bubble; and clicking in an analytics window. An internal user can further filter this data based on the category of analytics alert (for example, performance, short interest or valuation). The non-symbol data also includes per trader and Member information on indications made available to Liquidnet and associated events, including number of indications, number of unique symbols, total principal value of indications, total indication shares, average indication duration, resulting matches, resulting matches executed, average match reaction time,

average order resting time. The non-symbol data also includes data relating to orders and resulting executions. ~~Liquidnet provides certain restrictions on an employees access to non-symbol data based on the employees role.~~

**Part III, Item 3.a.**

**Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?**

**Yes/No**

**If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.**

Yes

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.
* LNI can exclude a participant based on an inadequate level of system usage. Inadequate level of system usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.
* LNI can suspend or terminate a participants participation in the Negotiation ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.
* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below any applicable minimum assets under management requirement for Members, as Liquidnet may establish in any region from time to time).

*Liquidity Watch*

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their system usage and monitors for patterns of conduct by participants that are adverse to other system users. Examples would be evidence detected by Liquidity

Watch that a participant (i) is engaging in manipulative trading activity, or (ii) is disclosing Liquidnet trading information to a third-party broker. LNI can suspend or terminate a participants participation in the Negotiation ATS based on such activity. LNI sales and trading personnel have access to these metrics.

*Automated market surveillance*

LNI has implemented automated market surveillance to detect certain trading activities. The offending activities detected by automated market surveillance are as follows:

* A Member moves a match from outside to in the pool and then to outside shortly afterwards.

~~In response to a detected offending activity, the system may, depending upon the facts of the particular situation, automatically block the offending Member from matching in the applicable symbol for the remainder of the day. The system notifies the Member and the affected contra when an automated block has been implemented. Automated blocking is an objective function of pre-determined system logic and is not dependent upon the Member involved.~~

~~An LNI Member Services Representative can remove a block instituted in accordance with this sub-section if the Sales coverage for the Member confirms that (i) there is a valid explanation for the Members actions (for example, an intervening change in the NBBO), or (ii) the Member has notified the Sales coverage that the Member is interested in trading the stock.~~

*Conditional orders*

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

*Automated market surveillance for conditional orders by automated routing customers*

When an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel can block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that customer that are then outstanding.

LNI expects that automated routing customers firm-up on a significant percentage of negotiations against manual contras where the terms are agreed. The objective of the surveillance described in this sub-section is to identify and address a situation where, as a result of a technical or workflow issue, an automated routing customer is not firming-up on a significant percentage of these negotiations.

LLNI sets default configurations for automated routing customers and can modify them for a specific automated routing customer (for example, based on the overall firm-up rate of the customer). LNI can update the default configurations from time-to-time. Upon request, LNI will notify any customer regarding its applicable configurations at that time.

### *Match breaks*

Trade Coverage personnelAn RM can break a match when specifically requested by a Member covered by the RM, or when Trade Coveragethe RM reasonably determines that the contra is not responsive on a match and it is unlikely that the contra will take action on the match, subject to the following conditions:

* Trade Coveragehe Relationship Manager (RM) is required to notify the contras Trade CoverageRM when proposing a match break.
* The contras Trade CoverageRM may elect to contact the contra, in which case the initiating Trade Coveragefirst RM should hold off on any further steps until hearing back from the contras Trade CoverageRM; if the contra is not available, or the contra indicates that he or she will not take action on the match, the contras Trade CoverageRM should notify the initiating Trade CoverageMembers RM, at which point the initiating Trade CoverageMembers RM is permitted to break the match.
* In all cases, Trade Coveragethe RM is required to input through an internal LNI sales tool the reason or reasons for the match break.
* As an alternative to Trade Coveragean RM breaking a match, Trade Coveragean RM can request that a Member Services representative break the match.

A match break prevents the two specific indications from matching for the remainder of the trading day. At the request of a Member, LNI can undo a match break.

### *Symbol blocks*

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

**Part III, Item 7.a.**

**Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:**

    **i.     priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;**

    **ii.    conditions, including any price conditions (<u>e.g.,</u> how price conditions affect the rank and price at which it can be executed; conditions on the display or nondisplay of an order; or conditions on executability and routability);**

    **iii.    order types designed not to remove liquidity (<u>e.g.,</u> post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;**

    **iv.    order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;**

    **v.    whether an order type is eligible for routing to other Trading Centers;**

    **vi.    the time-in-force instructions that can be used or not used with each order type;**

    **vii.    the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and**

     **viii.**     **the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.**

## A. List of order types

The Negotiation ATS has two order types:

\* Manual negotiation orders
\* Liquidnet pool contra (LPC) orders.

We describe each of these order types in response to this Item 7.a.

## B. Manual negotiation orders

**Indications**

*Background*

Members interact with the system by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the trader before an executed trade can occur.

*OMS requirement*

Every Member that provides indications to the system must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

*OMS integration adapter*

When a trader logs on to the system, the Liquidnet integration adapter electronically transmits to the system orders from the Members OMS assigned to that trader. After the trader has logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the system with changes from the OMS relating to the traders orders.

*OMS limit orders*

Liquidnet may filter or make ineligible for trading indications of liquidity where the related OMS order has a limit instruction that is outside the market, as described below.

*Additional information*

The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

**Indication quantities**

*OMS order quantity and available quantity*

OMS order quantity is the quantity specified in the Members OMS for a particular OMS order. Available quantity is the quantity specified in the Members OMS for a particular OMS order, less the quantity previously executed or placed at other trading venues, as specified in the Members OMS.

OMS order quantity and available quantity are determined by the Members OMS. A trader cannot change these quantities in the system except by changing the quantities in his or her OMS.

*Working quantity*

Working quantity for an indication received by the system defaults to the available quantity for that indication, but a trader can manually change his or her working quantity in the system to less than (but not more than) the available quantity. A traders working quantity sets the maximum quantity he or she can execute in a negotiation or through a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. A trader can change his or her working quantity for an indication at any time prior to a negotiation.

**Indication matching functionality**

Regarding indication matching functionality, see clause (ii) below in this section relating to manual negotiation orders.

**Minimum match quantity and negotiated execution size**

See the response to Item 8 of this Part III.

**Tolerance**

See the response to Item 11.c. of this Part III.

**Indication status**

See the response to Item 11.c. of this Part III.

**(i)      Prioritization**

*General priority rules*

The system prioritizes available contras based on time, except that the contra that represents the LPC (see below) is prioritized ahead of other contras.

These general priority rules are subject to the exceptions set forth below in this sub-section.

*Exceptions where sender cannot execute against a contra*

The following exceptions apply where a trader has Liquidnet 5.9 or higher and the trader submits a negotiation proposal from a match pop-up:

* If the system determines that the quantity of the senders proposal is below the minimum quantity of an LPC contra, the system can transmit the senders proposal to a lower priority contra instead of the LPC.
* If the system determines that the sender has a limit price that is more restrictive than the mid-price and a higher priority contra has a mid-peg instruction, the system can transmit the senders proposal to a lower priority contra who does not have a mid-peg instruction.

*Previous mid-peg invitation missed or declined by a trader*

If a mid-peg invitation sent by a trader (Trader 1) is above the tolerance of a contra (Trader 2) and missed or declined by Trader 2 (or expires), (i) Trader 1 will be the only available contra displayed to Trader 2 for a period of 30 seconds (and, thus, the only contra to whom Trader 2 can send an invitation during that period), and (ii) a trader at another Member firm will not see Trader 2 as an available contra during this 30-second period (and, thus, cannot submit a proposal to Trader 2 during this 30-second period). The 30-second period is reduced to 10 seconds when Trader 2 declined the invitation from Trader 1 and specified the reason as Explicit Price Only.

**(ii)     Conditions**

*Contras*

Members transmit indications to LNIs indication matching engine. When a trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other trader with a matching indication on the opposite side (a contra-party or contra), the system notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described below, and where each matching indication is eligible for matching based on the pricing conditions described below. Members cannot be matched with opposite side orders having the same Member ID.

*Setting indications of liquidity to outside*

A trader may set an indication to outside, which makes the indication ineligible for the indication matching engine of the Negotiation ATS. Indications that are eligible for the indication matching engine are considered in the pool.

Upon request, LNI can configure a Members indications to be automatically set to outside if the Member does not take an action on a match of the indication within a specified period of time after commencement of the match, as directed by the Member. LNI implements this configuration with an exception where the Member previously executed with one or more of the contras on the indication.

*Price alerts*

When a trader sets an indication to outside, the trader can set a price alert. The alert notifies the trader when the price set for the indication is back in the market.

*Matches*

The system determines matches based on the security IDs provided by each Member. The system only matches buy and sell indications for a security if they are of the same instrument type.

*Matching indications with OMS limits - during market hours*

During regular trading hours, indications with OMS limits are eligible for matching where the limit on a buy indication is at or above the applicable reference price and the limit on a sell indication is at or below the applicable reference price. The default reference price for regular trading hours is the bid (in the case of a buy indication) and the offer (in the case of a sell indication), but a Member can request that Liquidnet set the mid-price as the reference price.

*Matching indications with OMS limits - pre-open and market open*

Liquidnet allows matching of indications pre-open or at market open based on the following reference prices in the applicable stock:

* If there is a valid best bid and best offer in the market:
** The best bid (in the case of a buy indication) and the best offer (in the case of a sell indication)
* If a valid best bid and best offer is not available, last sale price
* If a valid best bid and best offer and last sale price are not available, most recent closing price.

*Matching indications with OMS limits - after the close*

Liquidnet only allows matching of indications after the close if the closing price is within each sides OMS limit.

*Match pop-ups*

In addition to a standard match notification, the system provides a larger alert to the trader on each side upon commencement of a match (also referred to as a match pop-up). A trader can close a match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the commencement of a match. Through an internal sales tool, an RM can request the refresh of a match pop-up, which has the following effect: (i) if the trader has previously closed the pop-up for that match, the system will send another match pop-up to the trader; and (ii) if the trader has not previously closed the pop-up and the pop-up is no longer visible to the trader because it is hidden behind another screen on the traders desktop, the system will attempt to make the pop-up visible to the trader.

*Match break notification*

The system notifies both sides if a match breaks. If a trader has Liquidnet 5.9 or higher, the system further reports to the trader if a match break results from the contra changing the contras indication to outside status.

**(iii)     Order types designed not to remove liquidity**

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

**(iv)     Pegged orders**

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

**(v)      Routing**

The Negotiation ATS does not route manual negotiation orders to other venues. These orders cannot interact with the H2O ATS.

**(vi)      Time-in-force**

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

**(vii)      Modifications**

A trader cannot modify a negotiation proposal.

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, LNI encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

**(viii)      Availability of order types across all forms of connectivity**

Manual negotiation orders are only available through Liquidnet 5.

**C.  LPC orders**

**Matching of LPC and manual negotiation orders**

Members transmit indications to the indication matching engine, which is part of the Negotiation ATS. Traders at Member firm can manually negotiate on matching indications through Liquidnet 5. This is referred to as manual negotiation. A trader using Liquidnet 5 can negotiate against another manually negotiating trader or against the LPC, which stands for Liquidnet pool contra.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. The following are the types of parent orders:

* Liquidnet algo order
* Liquidnet-only order

* LN auto-ex order
* Automated negotiation order
* Manual targeted invitation.

When a match occurs, the indication associated with the participants parent order is represented as an available indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the system can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participants parent order. This is the LPC order. The word pool refers to the fact that the system can aggregate parent orders from multiple participants when negotiating with a manual contra.

Consistent with LNIs negotiation functionality, a manual contra can only negotiate with one contra on a match; the contra to the manual contra could be another manual negotiator or the LPC, negotiating on behalf of one or more participant parent orders.

The LPC only can negotiate with one manual contra at any time with respect to any match.

During the period that the LPC is involved in an auto-negotiation, child orders of the related parent order cannot execute in the H2O ATS.

The LPC will only execute in accordance with the price constraint instructions of the participants parent order.

### *Negotiations involving LPC orders*

See the response to Item 11.c. of this Part III.

### (i)     Prioritization

Where the LPC represents multiple contras, LNI executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. In addition, a same-side order may be unable to participate in an execution based on its minimum size being too large.

Regarding the prioritization between manual negotiation and LPC orders, see the discussion of Prioritization in the section above on manual negotiation orders.

**(ii)     Conditions**

An LPC indication can only match with a contra-side indication if the associated parent order for the LPC indication has a price constraint that is at or above the mid-price, in the case of a buy order, or at or below the mid-price, in the case of a sell order. The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

See sub-section D below for a description of the firm contra configuration and the associated order conditions.

**(iii)     Order types designed not to remove liquidity**

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

**(iv)     Pegged orders**

The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

**(v)     Routing**

While the Negotiation ATS does not route orders, LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

Manual negotiation orders only interact with the Negotiation ATS and do not interact with the H2O ATS.

**(vi)     Time-in-force**

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

**(vii) Modifications**

The LPC cannot modify a negotiation proposal. The LPC can cancel a proposal and resubmit another proposal.

**(viii) Availability of order types across all forms of connectivity**

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

**D. Firm contra configuration for LPC orders**

**(i) Prioritization**

An order that has the firm contra configuration is included in the LPC (described above) and has the same priority as other LPC orders, except as otherwise set forth in this section.

**(ii) Conditions**

*Associated parent order*

Subject to the conditions and exceptions set forth in this section, LNI instructs the Negotiation ATS to apply the firm contra configuration to child orders where the parent order is (i) a Liquidnet-only order from an automated routing customer, or (ii) a Liquidnet algo, LN auto-ex or automated negotiation order or a manual targeted invitation.

Any order received by the Negotiation ATS with the firm contra configuration is displayed to a trader with a matching contra-indication as a firm contra, except as otherwise described in this section.

*Firm and conditional orders*

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the system send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Trade Coverage personnel and associated analytics teamsExecution Quantitative Services (EQS) personnel, with appropriate follow-up to the customer to address any issues.

*Minimum size*

A participant can designate a minimum size for any order that has the firm contra configuration.

*Display*

See the response to Item 15 of this Part III for information on the display of orders with the firm contra configuration.

*Indication status*

Following execution against an order with the firm contra configuration, the traders indication remains available to match.

**(iii)    Orders type designed not to remove liquidity**

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

**(iv)    Pegged orders**

All traders who have upgraded to a version of the Liquidnet desktop application that supports firm contra away functionality are enabled to receive firm contra away order notifications for US equities. A firm contra away order notification displays a firm contra order when the limit price specified for the firm contra buy order is below the mid-price (but equal to or above the best bid), or when the limit price specified for the firm contra sell order is above the mid-price (but equal to or below the best ask).  In such cases, a trader who receives a firm contra away order notification may elect to create a firm contra accept that can execute at a price anywhere within the spread. A trader who is enabled to receive firm contra away order notifications but receives a firm contra mid order notification may elect to create either (i) a mid-only firm contra accept with an execution price pegged to the mid-price or (ii) a firm contra accept that can execute at a price anywhere within the spread.

A member may elect to only receive orders with the firm contra configuration when the limit price specified for a firm contra buy order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification). In such cases, the trader is only permitted to create a firm contra accept at an execution price pegged to the mid-price.

## (v)     Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders (including LPC orders with the firm contra configuration) to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order (including an LPC order with the firm contra configuration) to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

## (vi)     Time-in-force

Any order that has the firm contra configuration is a day order. LNI cancels the order upon the participants cancel of the parent order.

## (vii)     Modifications

Modification of a parent order can result in modification of the associated child LPC order that has the firm contra configuration.

## (viii)     Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: (i) a Liquidnet-only order from an automated routing customer; or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

**Part III, Item 9.a.**

**Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?**

**Yes/No**

**If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).**

Yes

*Indications*

The Negotiation ATS provides functionality for the matching and negotiation of indications.

*Conditional LPC orders*

The parent order to an LPC order can be a conditional order. In this scenario, the Negotiation ATS communicates to LNI the agreement between the manual and LPC orders, and LNI automatically sends a request to the participants system to commit the shares on the parent order. The participants system responds by either sending or not sending a firm-up of the shares (known as a firm-up). These firm-up processes are automated. These messages are transmitted using the FIX protocol. The permitted time period for a firm-up is one second if the parent order is a Liquidnet algo or Liquidnet-only order and five seconds if the parent order is an LN auto-ex order.

The information in a firm-up request message includes an order identifier for the conditional order and confirmation of the order instructions from the conditional order, including symbol, side, limit price, quantity and other order instructions, such as minimum quantity, time-in-force and mid-peg or better. Sending a firm-up request message communicates to a participant that there is at least one contra-side firm or conditional order.

*LPC orders with the firm contra configuration*

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the system send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Trade

Coverage personnel and associated analytics teams~~Execution Quantitative Services (EQS) personnel~~, with appropriate follow-up to the customer to address any issues. In this scenario, the permitted time period for a firm-up is one second.

*Matching on placed orders for manual negotiation*

Member firms that meet certain criteria may be configured to match with other LNI contras based on a quantity that includes shares already placed at other trading venues. LNI monitors Members with this configuration for usage in alignment with Member community protocols.

A trader at a Member firm with this configuration must manually update his or her OMS to free up shares placed at the other trading venues before submitting or accepting a bid or offer in an LNI negotiation or creating a Member order.

Members that are configured to match on placed orders can set filters so they do not match when they have executed a specified percentage of the parent OMS order away from LNI that day and the remaining quantity on the order is below a specified percentage of the 30-day historical ADV for the stock.